UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SOLAR POWER, INC.

(Name of Issuer)

(1) Shares of common stock, par value $0.0001 per share, and

(2) Shares of preferred stock designated as Series A Preferred Stock, par value $0.0001 per share

(Title of Class of Securities)

83490A100

(CUSIP Number)

STEPHEN C. KIRCHER

c/o Solar Power, Inc.

2240 Douglas Boulevard, Suite 200

Roseville, California 95661 -3875

(916) 770-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83490A100

1.	Names of Reporting Persons. I. R. S. Identification Nos. of above persons (entities only). LDK SOLAR CO., LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 141,517,570 shares of common stock
	8.	Shared Voting Power (none)
	9.	Sole Dispositive Power 141,517,570 shares of common stock
	10.	Shared Dispositive Power (none)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,517,570 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 71.4% of shares of common stock
14.	Type of Reporting Person (See Instructions) CO

2

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the statement on Schedule 13D filed by the Reporting Person (as defined below) with the Securities and Exchange Commission on January 10, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on January 12, 2011 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Person on March 31, 2011 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed by the Reporting Person on June 30, 2011 (“Amendment No. 3”, and together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Previous Schedule 13D Filings”).

Item 1. Security and Issuer

This Amendment No. 4 relates to shares of common stock, par value $0.0001 per share (the “Common Shares”) of Solar Power, Inc., a California corporation (the “Issuer”). The principal executive office of the Issuer is 2240 Douglas Boulevard, Suite 200, Roseville, California 95661-3875.

Item 2. Identity and Background

This Amendment No. 4 is being filed by LDK Solar Co., Ltd. (the “Reporting Person”), a Cayman Islands limited company with a principal office at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China. The Reporting Person’s principal business is the manufacture and supply of photovoltaic products.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4 below, this Amendment No. 4 relates to the acquisition of Common Shares by LDK Solar Europe Holdings S.A. (“LDK Europe”), a wholly owned subsidiary of the Reporting Person, as part of the consideration for LDK Europe’s sale to the Issuer of all of its interests in Solar Green Technology SPA (“SGT”), an Italian limited liability (joint stock) company. Neither the Reporting Person nor its subsidiary LDK Europe paid any consideration for such Common Shares other than as described in the preceding sentence.

Item 4. Purpose of Transaction

On June 27, 2012, the Issuer entered into an Acquisition and Stock Purchase Agreement dated as of June 25, 2012 (the “Agreement”) with the shareholders of SGT. Under the Agreement, the Issuer acquired 100% of the issued and outstanding shares of SGT from SGT shareholders in exchange for consideration valued at approximately €5,000,000 in cash and Common Shares (the “Purchase Price”).

3

The shareholders of SGT consist of LDK Europe, a wholly owned subsidiary of the Reporting Person, and the two founders of SGT. At the closing of the Agreement, the Issuer issued 9,771,223 Common Shares to LDK Europe and 1,814,655 Common Shares to each of the two founders of SGT. In addition, the Issuer paid each of the two founders €100,000 in cash. The amount of Common Shares issued under the Agreement was determined by calculating the amount of the Purchase Price payable to each shareholder divided by the daily volume-weighted average price of Common Shares for each of the 90 trading days prior to June 11, 2012.

As the sole owner of LDK Europe, the Reporting Party is deemed to have sole voting power and sole dispositive power over all Common Shares acquired by LDK Europe.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 141,517,570 Common Shares, which is approximately 71.4% of Common Shares issued and outstanding. This includes 9,771,223 Common Shares acquired by LDK Europe as described in Item 4 above and 131,746,347 Common Shares previously acquired as described in the Previous Schedule 13D Filings.

(b) The Reporting Person holds sole power to vote and sole power to dispose of all Common Shares it beneficially owns.

(c) The Reporting Person has not engaged in any transaction involving Common Shares or Preferred Shares that were reported or effected during the past sixty days other than those transactions disclosed in this Amendment No. 4.

(d) No other person holds a beneficial ownership interest in any of the Common Shares beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

LDK Europe, a wholly owned subsidiary of the Reporting Person, entered into the Agreement described in Item 4 above.

Item 7. Material to Be Filed as Exhibits

EXHIBIT A – Acquisition and Stock Purchase Agreement by and between Solar Power, Inc. and the Shareholders of Solar Green Technology dated as of June 25, 2012.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 11, 2012
Date

/s/ Jack Kun-Shen Lai
Signature

Chief Financial Officer & Executive Vice President
Name/ Title

4

Exhibit A

ACQUISITION AND STOCK PURCHASE AGREEMENT

Table of Contents

RECITALS			1
1.	Acquisition and Sale of Company Stock		1
	1.1	Purchase and Sale of Company Stock	1
	1.2	Purchase Price for Company Stock, Options and Warrants	1
	1.3	The Closing	2
	1.4	Options and Warrants	2
2.	Representations and Warranties of the Company and the Shareholders		2
	2.1	Organization and Authority to Do Business. Good Standing	3
	2.2	Authority and Enforceability	3
	2.3	Capitalization	3
	2.4	No Subsidiaries	4
	2.5	Consents and Approvals; No Violations	4
	2.6	Brokers’ Fees	4
	2.7	Financial Statements	4
	2.8	No Adverse Changes	5
	2.9	Absence of Undisclosed Liabilities	5
	2.10	Compliance	5
	2.11	Environmental Laws and Regulations	6
	2.12	Taxes	6
	2.13	Real Property	6
	2.14	Intellectual Property Rights	7
	2.15	Contracts	7
	2.16	Insurance	8
	2.17	Litigation	8
	2.18	Employees	8
	2.19	Employee Benefits	10
	2.20	Guarantees	10
	2.21	Related-Party Transactions	10
	2.23	Inventory	11
	2.24	Receivables	11
	2.25	Assets	11
	2.26	Disclosure	11
3.	Representations and Warranties of each Shareholder		12
	3.1	Authority and Enforceability	12
	3.2	No Violations	12
	3.3	Company Stock	12
	3.4	Claims Against the Company	12
	3.5	Termination of Rights to Purchase Securities	12
	3.6	Disclosure of Information	12
	3.7	Investment Experience	13
	3.8	Legend	13
	3.9	Compliance with Laws	13
	3.10	Regulation S	13
	3.11	Married Shareholders	14
4.	Representations and Warranties of Purchaser		14
	4.1	Organization, Good Standing and Qualification	14
	4.2	Authority and Enforceability	14

Acquisition and Stock Purchase Agreement

i

	4.3	Compliance with Instruments	14
	4.4	Broker’s Fees	14
	4.5	Disclosure	14
5.	Conditions to Closing		15
	5.1	Conditions of the Shareholders to Closing	15
	5.2	Conditions of Purchaser and Parent to Closing	15
		(a) Representations and Warranties	15
		(b) Sale of All Company Stock	15
		(c) No Material Adverse Change	15
		(d) Securities	15
		(e) Directors; Officers	15
		(f) Options and Warrants	15
		(g) Exemption from Registration	15
		(h) Ancillary Agreements	15
		(i) Due Diligence	16
		(j) Working Capital	16
		(k) Regulatory Approvals	16
		(l) Company Approval	16
6.	Covenants		16
	6.1	Insurance	16
	6.2	Public Announcements	16
	6.3	Non-Competition; Non-Solicitation	16
	6.4	Releases of Shareholders	17
	6.5	Releases of Prete and Truglio against LDK	18
	6.6	Further Action	18
	6.7	Specific Performance	19
7.	Indemnification		19
	7.1	Survival of Representations and Warranties	19
	7.2	Indemnification by the Shareholders	19
	7.3	Procedure for Indemnification	20
	7.4	Payments	21
8.	Reserved		21
9.	Miscellaneous		21
	9.1	Assignment	21
	9.2	Modifications, Amendments and Waivers	21
	9.3	Administrative law	22
	9.4	Product liability	22
	9.5	Data protection	22
	9.6	Governing Law	22
	9.7	Counterparts; Facsimile	22
	9.8	Titles and Subtitles	22
	9.9	Notices	22
	9.10	Severability	23
	9.11	Entire Agreement	23

Acquisition and Stock Purchase Agreement

ii

ACQUISITION AND STOCK PURCHASE AGREEMENT

THIS ACQUISITION AND STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of June 25, 2012 (the “Effective Date”), by and among Solar Power, Inc., a California corporation, (“Purchaser”), SOLAR GREEN TECHNOLOGY SPA, an Italian Limited Liability (Joint Stock) Company (the “Company”), and the security holders of the Company listed on the signature pages hereto (the “Shareholders”).

RECITALS

A. The Shareholders are the owners of 100% of the issued and outstanding shares of equity securities and warrants, options or other rights to acquire equity securities of the Company (the “Company Stock”).

B. The Shareholders wish to sell all of their Company Stock and any and all other equity interests to Purchaser (the “Acquisition”) in exchange for cash and common stock of the Purchaser (the “Acquisition Consideration”).

C. Pursuant to the Acquisition, (i) the Shareholders that own outstanding shares of Company Stock will receive cash and/or Purchaser’s stock payment at the closing of the Acquisition all as described herein.

D. The Boards of Directors of the Company and Purchaser believe that the Acquisition is in the best interest of the Company and Purchaser and have approved the Acquisition.

NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.	Acquisition and Sale of Company Stock

1.1 Purchase and Sale of Company Stock. Subject to all the terms and conditions of this Agreement, (i) each Shareholder hereby sells, transfers and delivers to Purchaser, and Purchaser hereby purchases from each Shareholder, all the shares of the Company Stock owned by such Shareholder, free and clear of any Encumbrances (as defined in Section 2.5) and (ii) each option, warrant or other right to purchase any securities of the Company Stock shall terminate. Following the consummation of the Acquisition, Purchaser shall own 100% of the issued and outstanding shares of equity securities and warrants, options or other rights to acquire equity securities of the Company.

1.2 Purchase Price for Company Stock, Options and Warrants. Subject to the terms and conditions of this Agreement, in exchange for the Company Stock, Purchaser shall make the following payments (the “Purchase Price”):

(a) Within five (5) business days following the Closing, Purchaser shall deliver to LDK Solar Europe Holding S.A. (LUX) (“LDK”) a certain number of shares of SPI Stock equal to the quotient of in the principal amount of Three Million Five Hundred Thousand Euros (€3,500,000) divided by the Ninety (90) day VWAP (as defined below) of SPI Stock as of June 11, 2012;

Acquisition and Stock Purchase Agreement

(b) Within five (5) business days following the Closing, Purchaser shall deliver to each of Angelo Prete (“Prete”) and Giuseppe Truglio (“Truglio”) a certain number of shares of the Purchaser’s common stock (“SPI Stock”) equal to the quotient of Six Hundred and Fifty Thousand Euros (€650,000) divided by the Ninety (90) Trading Day VWAP (as defined below) of SPI Stock as of June 11, 2012; and

(c) At the Closing, Purchaser shall deliver by wire transfer in immediately available funds to each of Prete and Truglio, One Hundred Thousand Euros (€100,000) (the “Initial Closing Payment”);

For purposes of this Section 1.2, (i) “VWAP” means the dollar volume-weighted average price of SPI Stock on the principal market in which it trades during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, and (ii) “Trading Day” means any day on which the SPI Stock is traded on the principal securities exchange or securities market on which the SPI Stock is then tradable.

1.3 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Maiano Pisano e de Vito & Partners located at Palazzo Veneranda Fabbrica del Duomo, Piazza del Duomo, 20, 20122 Milano , on the Effective Date, or at such other time and place as Purchaser and the Shareholders may agree. At the Closing, (i) Purchaser shall make the Initial Closing Payment to each of Prete and Truglio in accordance with Section 1.2(c) above; and (ii) the Company, Shareholders and Purchaser, as applicable, shall deliver the certificates and other documents and instruments required to be delivered by or on behalf of such party. Within five (5) business days of the Closing (i) each Shareholder shall deliver to Purchaser certificates representing the Company Stock owned by such Shareholder, duly endorsed for transfer or accompanied by duly executed stock powers with all requisite transfer stamps affixed thereto, and (ii) Purchaser shall issue SPI Stock to the Shareholders in accordance with Sections 1.2(a) and 1.2(b) above.

1.4 Options and Warrants. Any outstanding options, warrants or other rights to purchase Company Stock or any other securities of the Company shall terminate as of the Closing and will not be assumed as a result of the Acquisition.

2.	Representations and Warranties of the Company and the Shareholders

The Shareholders and the Company hereby severally and not jointly represent and warrant to Purchaser that each of the following representations and warranties is true and correct in all respects as of the Closing, except as disclosed in the disclosure letter separately delivered to the Company at the Closing (the “Disclosure Schedule”). As used in this Section 2, “Material Adverse Effect” shall mean, with respect to the business of the Company, any substantial adverse effect or change in the business, including the operations, properties, prospects, financial condition, or results of operations of the business, taken as a whole.

The parties hereby agree and acknowledge that the Disclosure Schedule delivered by the Shareholders and the Company to Purchaser on the date hereof is incomplete. The Shareholders and the Company each hereby severally and not jointly agree to provide Purchaser with supplements (“Supplements”) to their respective Disclosure Schedule on or before July 15, 2012, which Supplements shall contain all information that should have been disclosed in the

Acquisition and Stock Purchase Agreement

Disclosure Schedule that was delivered on the date hereof. Upon delivery of the Supplements as provided above, the Disclosure Schedule, as updated by the Supplements, shall be deemed to have been delivered as of the date hereof to the extent that the information contained therein conforms to the prior understandings and discussions of the parties.

2.1 Organization and Authority to Do Business. Good Standing. The Company is a is a non-listed Joint-Stock Company (“società per azioni”/“S.P.A.”), duly organized, validly existing and in good standing under the laws of the Republic of Italy and is qualified to do business in every jurisdiction in which it is required to be qualified. The Company has full power and authority and all licenses, permits and authorizations necessary to own and operate its properties and to carry on its business as now conducted. Correct and complete copies of the Company’s articles of incorporation and bylaws have been furnished to the Purchaser (together, the “Charter Documents”). Correct and complete copies of the minute books containing the records of all the meetings of the stockholders and board of directors, the stock certificate books and the stock record books of the Company have been furnished to the Purchaser. The corporate books as well as the records of the Company are complete and accurate in all respects and all facts and corporate actions reflected therein have been conducted or taken in material compliance with all applicable laws and with the relevant By-laws. All books and records required to be maintained by the Company have been accurately maintained on a timely basis. The Company is not in default under or in violation of any provision of its Charter Documents, is not insolvent, nor declared bankrupt, and no action or request are pending to declare it bankrupt or to make it subject to – inter alia - any insolvency proceedings, composition with creditors or other winding up procedure as provided by Royal Decree no. 267/1942, as amended. Schedule 2.1 of the Disclosure Schedule lists all of the directors and officers of the Company.

2.2 Authority and Enforceability. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The board of directors and the shareholders of the Company has duly approved this Agreement and has duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. No corporate proceedings on behalf of the Company are necessary to approve this Agreement or the consummation of the Acquisition. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms and conditions.

2.3 Capitalization. The authorized shares of the Company consist of 1,000,000 shares -fully paid in- of the Company’s common stock (the “Common Stock”) and, namely, 700,000 Class A shares and 300,000 Class B shares. The Common Stock held by the Shareholders, each of whom is listed on the signature pages hereto, constitutes 100% of the issued and outstanding shares of the Company immediately before the Closing. The Shareholders have delivered to Purchaser a schedule, in form satisfactory to Purchaser, that fully and accurately reflects the capitalization of the Company, including all Company Stock and options, warrants and other rights to acquire capital stock of the Company, and the interests of any other party receiving consideration in connection with the Acquisition, as of the date hereof and the disposition of all such interests upon the Closing (the “Capitalization Schedule”). The Company Stock has been duly authorized, is validly issued, fully paid and nonassessable, and is not subject to, nor was it issued in violation of, any preemptive rights or rights of first refusal. The Company Stock is free of any pledge, attachment, charge, lien or restriction or encumbrance of any kind. Immediately upon and simultaneously with the Closing (i) the only outstanding shares of Company Stock will be 1,000,000 shares of Common Stock, (ii) there will be no outstanding or authorized options, warrants, rights, contracts, calls, puts, rights to subscribe,

Acquisition and Stock Purchase Agreement

conversion rights or other agreements or commitments to which the Company is a party or which are binding upon the Company providing for the issuance, disposition or acquisition of any of its capital stock (other than this Agreement), (iii) there will be no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company, (iv) there are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the capital stock of the Company and (v) the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock. Other than the Common Stock, no other class or series of capital stock has been issued by the Company at any time. The Company has not at any time redeemed any shares of its stock. All Company option plans or other incentive plans have been terminated.

2.4 No Subsidiaries. Except for certain SPV (Special Purposes Vehicles) companies, duly incorporated in connection with the implementation of solar power plants, the Company has no subsidiaries and has never had any subsidiaries and does not own or have the right to acquire an equity interest in any other entity.

2.5 Consents and Approvals; No Violations. No filing with, and no permit, authorization, consent or approval of, any public or governmental body or authority is necessary for the consummation of the Acquisition, unless the failure to obtain the foregoing would not have a Material Adverse Effect. Neither the execution and the delivery of this Agreement nor the consummation of the Acquisition will: (i) violate any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or authority, any nongovernmental, self-regulatory organization or agency to which the Company or any of its properties or assets may be subject, or any court to which the Company is subject, or any provision of the Charter Documents; or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Company is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Encumbrance upon any of its assets) unless the cumulative effect of any the foregoing in this Section 2.5(ii) would not have a Material Adverse Effect. For purposes of this Agreement, “Encumbrance” means any encumbrance, claim, lien, charge, mortgage, security interest, equity, option, pledge, restriction on transferability (including, without limitation, any voting agreement, voting trust, any restriction on voting rights or right of disposition), defect of title, attachments, preliminary attachments or adverse claims (whether or not made, known or contingent) or other claims or third party rights of whatever nature on any property or property interest.

2.6 Brokers’ Fees. Except as set forth on Schedule 2.6 of the Disclosure Schedule, the Company has no Liability or obligation to pay any fees, commissions or expenses to any broker, finder, or agent with respect to the Acquisition.

2.7 Financial Statements. The Shareholders have previously delivered to Purchaser the unaudited financial statements of the Company for each fiscal year since formation of the Company (the “Financial Statements”), and the balance sheet of the Company at May 31, 2012, the “Balance Sheet”). The Financial Statements and the Balance Sheet have been prepared from, and are in accordance with, the books and records of the Company and present fairly, in all material respects, the financial position and results of operations of the Company as of the dates and for the periods indicated, in each case in accordance with generally accepted accounting principals (“GAAP”), except that notes required by GAAP shall not be required. The accounting books as well as the records of the Company are complete and accurate in all

Acquisition and Stock Purchase Agreement

respects and all facts and accounting actions reflected therein have been conducted or taken in material compliance with all applicable laws and with the relevant By-laws. All accounting books and records required to be maintained by the Company have been accurately maintained on a timely basis.

2.8 No Adverse Changes. Except as disclosed on Schedule 2.8 of the Disclosure Schedule, since the date of the Balance Sheet the business of the Company has been conducted only in the ordinary course and in accordance with past and current practices, which comply with the law and are reasonable and customary in the circumstances, due to use of the due diligence of a “prudent business man” and, thus, there has not been:

(a) any material adverse change in the business of the Company or any event or condition that has had or is reasonably likely to have a Material Adverse Effect on the business of the Company;

(b) any transaction, commitment, contract or agreement entered into by the Company or any relinquishment by the Company of any contract or other right;

(c) any payment or other provision of value to any third party, outside the ordinary course of the business of the Company; or

(d) any significant change in the payment terms with the suppliers or customers of the Company;

(e) any amendment to the Company’s articles of incorporation or bylaws or other comparable organizational documents

(f) any loss of important customer or supplier, and the Company’s management has not received any written notice from any such important customer stating its intent to cease doing business with the Company.

2.9 Absence of Undisclosed Liabilities. Except as disclosed on Schedule 2.9 of the Disclosure Schedule, the Company has no liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) except (i) liabilities or obligations that are fully accrued or reserved against in the Balance Sheet, and (ii) liabilities or obligations arising since the date of the Balance Sheet in the ordinary course of business and consistent with past practice that would not separately or cumulatively reasonably likely result in a Material Adverse Effect

2.10 Compliance. All activities of the Company have been, and are currently being, conducted in compliance with all applicable state, local or foreign laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, orders, guidelines and other similar items of any court or other governmental entity, unless the cumulative effect of failure to so comply with the foregoing would not have a Material Adverse Effect. All Company indebtedness is listed on Scheduled 2.10 of the Disclosure Schedule. No event (including the Acquisition) has occurred or been alleged that is, or with the passing of any time or the giving of any notice, certificate, declaration or demand would become, an event of default under, or breach of, any of the terms of any loan, borrowing, debenture or financial facility of the Company or which would entitle any person to call for repayment prior to normal maturity.

Acquisition and Stock Purchase Agreement

2.11 Environmental Laws and Regulations. There has been no storage, disposal, generation, manufacture, refinement, transportation, handling, Release (as defined below) or treatment of waste or hazardous substances by the Company at, upon, or from any of the property now or previously owned or leased by the Company or at, upon or from any third party property where the Company implemented any solar power plant, in violation of any applicable law, ordinance, rule, regulation, order, judgment, decree or permit or which could reasonably be expected to require remedial action under any applicable law, ordinance, rule, regulation, order, judgment, decree or permit. For the purposes of this Section, “Release” shall mean any material spill, discharge, leak, emission, injection, escape, dumping or other release of any kind.

2.12 Taxes.

(a) For purposes of this Agreement: “Tax” or “Taxes” means any state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including, without limitation, taxes or withholdings associated with the use of independent contractors, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority, and “Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

(b) The Company has filed all Tax Returns required to be filed; all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by the Company for the periods covered thereby; all Taxes owed by the Company (whether or not shown on any such Tax Return) have been timely paid or accrued for; the Company is not currently the beneficiary of any extension of time within which to file any Tax Return; the Company has duly and timely withheld from employee and consultant salaries, wages and other compensation and paid over to the appropriate governmental authority all amounts required to be so withheld and paid over for all periods under all applicable laws; the Company has not waived or been requested to waive any statute of limitations in respect of Taxes which waiver is currently in effect; all deficiencies asserted or assessments made as a result of any examination or audit of the Company’s Tax Returns have been paid in full; there is no action, suit, investigation, audit, claim or assessment pending or proposed or threatened with respect to Taxes of the Company and no basis exists therefor; there are no liens for Taxes upon the assets of the Company except liens relating to current Taxes not yet due; all Taxes which the Company is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of the Company; and the Company has never been a member of any Company group or had any direct or indirect ownership in any corporation, partnership, joint venture or other entity.

2.13 Real Property. The Company owns no real property except for the right of property over the land surface as duly specified in the Disclosure Schedule. Schedule 2.13 of the Disclosure Schedule lists and describes briefly all real property leased, subleased, occupied, held, controlled or otherwise used or contemplated to be used by the Company. The Company is in actual and exclusive occupation of each such property. None of the properties occupied by the Company is in material violation of any law or in violation of any building, zoning, or other ordinance, code or regulation which would have a Material Adverse Effect or materially interfere with the use and occupancy thereof in the ordinary course by the Company of its business.

Acquisition and Stock Purchase Agreement

Any existing lease agreement is in full force and effect; the terms of the existing lease agreements are fair and reasonable for the market and the rental payments under the lease agreements are at fair market rental prices. The Company is not in default, and no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such default under the existing lease agreements.

The leased properties, as well as all the equipment, plants and installations therein, inclusive, without limitation, of the heating system, electrical plants - all of which are in compliance with the provisions of Law no. 46 of March 30, 1990 - machinery and outfits are:

a) in compliance with all applicable laws and regulations, including those concerning health, safety, hygienic and environmental conditions; and:

b) save for normal wear and tear, in good operating condition, maintenance and repair and in any event fit for use in the ordinary course of Company’s business

2.14 Intellectual Property Rights. The Company owns, possesses, or has applied for all patents, patent rights, trademarks, trademark registrations, service marks, service mark registrations, trade names, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information systems or procedures) and other rights or interests in items of intellectual property as are necessary for the operation of the business now conducted or proposed by the Company to be conducted by the Company (collectively, the “Intellectual Property”), all of which are listed on Schedule 2.14 of the Disclosure Schedule. Tangible Assets. The Company owns or leases all buildings, machinery, equipment, and other tangible assets necessary for the conduct of the business as conducted or as proposed to be conducted. Each such tangible asset is free from defects (patent and latent), has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it is used currently. The Intellectual Property is not subject, also after the completion of the transaction contemplated in this Agreement, to any constraints or limitations.

2.15 Contracts. Schedule 2.16 of the Disclosure Schedule contains an accurate and complete list of every contract (whether express or implied), plan, agreement, lease or understanding to which the Company is a party or may be bound that involves (i) obligations of, or payments to, the Company in excess of €10,000, (ii) the license of any patent, copyright, trade secret or other proprietary right to or from the Company, other than licenses to the Company available at a cost not exceeding $2,000 and widely available through regular commercial distribution channels on standard terms and conditions, or (iii) the granting of rights to manufacture, produce, assemble, distribute, license, market or sell the Company’s products or affecting the Company’s exclusive right to develop, manufacture, assemble, distribute, market or sell its products (each, a “Contract,” and collectively, the “Contracts”). The Company has performed all material obligations required to be performed by it under the Contracts. There has not been any event of default (or any event or condition with notice or the lapse of time, both or otherwise, would constitute an event of default) thereunder on the part of the Company or any other party thereto under one or more Contracts, the result of which, separately or cumulatively, is reasonably likely to result in a Material Adverse Effect. The Contracts are in full force and effect, have been signed by individuals vested with the necessary powers and are valid and enforceable by the Company in accordance with their respective terms, except to the extent that

Acquisition and Stock Purchase Agreement

enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws now or hereafter in effect relating to creditors’ rights generally, by general principles of equity.

2.16 Insurance. Schedule 2.17 of the Disclosure Schedule sets forth a true and complete list of the insurance policies maintained with respect to the Company, its respective assets and properties, or their directors, officers or employees. True and complete copies of all such insurance policies and all related applications, together with all modifications and amendments thereto, have been delivered to Purchaser before the date hereof. All such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancellation. The Company has performed in all material respects their respective obligations under each policy to which the Company is a party or that provides coverage to the Company or any director, officer or employee thereof. The insurance policies coverage are sufficient for compliance with all requirements of applicable law, regulations and of any contract to which the Company is party to and cover risks of the kind customarily insured against and in amounts customarily carried by businesses similarly situated.

2.17 Litigation. Except as described at Schedule 2.18 of the Disclosure Schedule: (i) there is no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand pending or threatened against or involving the Company its employees, Directors, collaborators, current or former, or any of its properties or rights, before any court, tax court, arbitrator, or administrative or governmental body, and there exists no reasonable basis for any such action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand; (ii) there is no judgment, decree, injunction, rule or order of any court, tax court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company; and (iii) the Company is not in violation of any term of any judgment, decree, injunction or order outstanding against it.

2.18 Employees.

(a) Schedule 2.19 of the Disclosure Schedule contains a complete list of every employee, consultant, collaborator (including project-workers), commercial agent and business finder of the Company, providing their position, start dates, compensation (including benefits), accrued vacation, and stock options or other equity incentive issued or granted to them by the Company (including grant date, vesting terms, amount expected to be vested as of the Closing, and exercise price). As of the Closing, all such options or other rights to acquire securities will have been terminated or exercised.

(b) The employment relationships of the Employees are covered by the National Collective Labour Agreement of the “Commercial Sector” (“CCNL Commercio”). The Company is not a party to or bound by any collective bargaining agreement at the Company’s level, and it has not experienced any strikes, has not committed any unfair labor practice and has no knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Company. The Company is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, and wages and hours and, except as disclosed in Schedule 2.19 of the Disclosure Schedule, the Company has not violated or incurred any liabilities for breach or unlawful termination of any employment contract with any of its employees or former employees or for failure to comply with an order for the reinstatement or reengagement and back pay of any of its employees or former employees.

Acquisition and Stock Purchase Agreement

(c) No employee has tendered his resignation for “just cause” according to Art. 2119 of the Italian Civil Code over the last five years. No employee has been dismissed by the Company over the last five years. The employment of any former employee of the Company has been terminated in accordance with applicable law and CCNL, and the Company has no liability under any individual or collective agreement or applicable law toward any such terminated employee.

(d) The Company has complied at any time with all the requirements provided by Legislative Decrees no. 626/1994 and no. 81/2008 (which replaced Legislative Decree no. 626/1994) and the related regulations on occupational safety and health. The Company has not been served with any communication of the competent Authority regarding the institution of any investigation having as its subject matter any infringement of the abovementioned requirements.

(e) All social security contributions due by the Company to private insurance Companies or government Entities pursuant to the terms of the pension plans and/or policies for the employees of the Company have been duly paid and such pension plans and/or policies fully cover the statutory, government pension entitlements and the private, non-government pension entitlements to which the employees are entitled.

(f) All insurance premiums due by the Company to INAIL (“National Insurance Institute for Industrial Accidents”) pursuant to the applicable laws and regulations have been duly paid.

(g) Except for those provided for by law and the CCNL, the Company is not party to any:

•	arrangements regarding bonus, deferred compensation, profit sharing, stock option;

•	plans for medical or health insurance or other benefits of any kind, severance or pension.

(h) The accrual for Employee severance indemnity (i.e., the so-called “Trattamento di Fine Rapporto”/TFR) on the financial statements is adequate for all Employees.

(i) The Company has not granted any loans to any Employee.

(j) The Company is not experiencing and has not experienced any “Cassa integrazione” and work stoppage involving the Employees within the past five years.

(k) The Company has paid in full to all Employees all wages, salaries and bonuses due and payable to such Employees, and has paid in full any related withholding tax to the Tax Authority.

(l) No golden parachutes or similar advantages for Employees exist, nor any contractual obligations in excess of mandatory provisions of law in case of dismissal.

Acquisition and Stock Purchase Agreement

(m) The Acquisition will not give rise to (i) any extraordinary payment obligations to any employee, consultant or other party on the part of the Company or (ii) the right of any employee or consultant to terminate or modify the terms of such party’s relationship with the Company.

(n) No employee, director, consultant or independent contractor is party to any contract, including without limitation any employment, consulting, contracting or similar contract, oral or written, with the Company. No employee, director, consultant or independent contractor is entitled to severance, bonus, or any other payment upon termination of such party’s employment, consulting or independent contractor relationship with the Company or any extraordinary payment upon a change of control of the Company. Except as disclosed in Schedule 2.19 of the Disclosure Schedule, all employees, consultants and independent contractors provide such employment, consulting or independent contractor services to the Company on an “at will” basis.

2.19 Employee Benefits. The Company maintains no employee benefit plans.

2.20 Guarantees. The Company is not a guarantor of, nor is it otherwise liable for, any liability or obligation (including indebtedness) of any other person or entity.

2.21 Related-Party Transactions.

Except as set forth on Schedule 2.22 of the Disclosure Schedule, (i) no present employee, consultant, officer, shareholder, director or Affiliate (as defined below) of the Company, or, in the case of any of the foregoing who are individuals, any member of his or her immediate family, or any Affiliate of any of the foregoing, and (ii) no former employee, consultant, officer, shareholder, director or Affiliate of the Company, or, in the case of any of the foregoing who are individuals, any member of his or her immediate family, or any Affiliate of any of the foregoing:

(a) is indebted to the Company nor is the Company indebted (or committed to make loans or extend or guaranty credit) to any such person, other than for (i) the payment of salary or performance bonuses for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of the Company, or (iii) other standard employee benefits made generally available to all employees or to similarly situated persons;

(b) is, directly or indirectly, interested in any material contract with the Company (other than such contracts as relate to any such person’s employment with the Company or ownership of capital stock of the Company) nor holds any direct or indirect ownership interest in any firm or corporation (i) with which the Company is affiliated or with which the Company has a business relationship or (ii) that competes with the Company, except that such persons may own stock in publicly traded companies (not exceeding one percent of any such company’s outstanding capital stock) that may compete with the Company.

As used herein the term “Affiliate” shall mean any person or entity that controls or is controlled by, or is under common control with, the designated party. For purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management or policies of a person or entity, whether by ownership of voting securities, by contract or otherwise, or the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other interest of a person or entity.

Acquisition and Stock Purchase Agreement

2.23 Inventory. Each item of inventory of the Company whether reflected on the Balance Sheet or subsequently acquired, (a) is free of any material defect or deficiency, (b) is in good, usable and currently marketable condition consistent with past practice in the ordinary course of business of the Company, and (c) is properly reflected in the books and records of the Company at the lesser of cost and fair market value, with adequate obsolescence reserves, all as determined in accordance with GAAP. Since the date of the Balance Sheet, there have not been any write-downs of the value of, or establishment of any reserves against, any inventory of the Company and except for write-downs and reserves in the ordinary course of business.

2.24 Receivables. All the accounts receivable of the Company that are reflected on the Balance Sheet or on the accounting records of the Company as of the Closing (a) represent actual indebtedness incurred by the applicable account debtors and (b) have arisen from bona fide transactions in the ordinary course of business. Except as disclosed in Schedule 2.24 of the Disclosure Schedule, all such accounts receivable are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserves for doubtful accounts reflected on the Balance Sheet. Since the date of the Balance Sheet, there have not been any write-offs as uncollectible of any customer accounts receivable of the Company, except for write-offs in the ordinary course of business.

2.25 Assets. Except as would not reasonably be expected to have a Material Adverse Effect, the Company has good and valid title to all the assets reflected on the Balance Sheet or thereafter acquired, other than assets disposed of in the ordinary course of business since the date of the Balance Sheet, in each case free and clear of all Encumbrances. Schedule 2.25 of the Disclosure Letter sets forth a brief description of each item of equipment or other personal property of the Company with an original cost in excess of €250,000, indicating, in each case, the purchase price thereof, the year of purchase and the accumulated book depreciation through the Balance Sheet Date. Each item set forth or required to be set forth in Schedule 2.25 of the Disclosure Letter is adequate for the uses to which it is being put, is in good working order (ordinary wear and tear excepted), is free from any material defect and has been maintained in all material respects in accordance with the past practice of the Company and generally accepted industry practice. All leased equipment and other personal property of the Company is in all material respects in the condition required of such property by the terms of the lease applicable thereto. The buildings, plants and structures of the Company are structurally sound, are in good condition and repair, and are adequate for the uses to which they are being put, and none of such buildings, plants or structures are in need of maintenance or repairs except for ordinary, routine maintenance and repairs. The assets of the Company are sufficient for the continued conduct of the business of the Company in substantially the same manner as conducted before the date hereof.

2.26 Disclosure. The representations and warranties contained in this Section 2 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 2 not misleading.

Acquisition and Stock Purchase Agreement

3.	Representations and Warranties of each Shareholder

Each of the Shareholders, with respect only to such Shareholder individually and no other person or entity, represents and warrants to Purchaser that each of the representations and warranties set forth below is true and correct in all respects as of the Closing with respect to such Shareholder, except as fairly disclosed in the Disclosure Schedule:

3.1 Authority and Enforceability. The Shareholders are the only owners of the Company’s shares and, thus, have full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement constitutes the valid and legally binding obligation of the Shareholder, enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of a specific performance, injunctive relief, or other equitable remedies.

3.2 No Violations. Neither the execution and the delivery of this Agreement nor the consummation of the Acquisition will conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Shareholder is a party or by which the Shareholder is bound that could affect the Company Stock or the Company.

3.3 Company Stock. The Shareholder holds of record and owns beneficially the Company Stock set forth next to the Shareholder’s name on Exhibit A attached hereto, free and clear of any restrictions on transfer (other than any restrictions under applicable securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, demands or any other Encumbrances. The Shareholder is not a party to any option, warrant, purchase right, or other agreement, understanding, contract or commitment that would entitle the Shareholder to hold or own, directly or indirectly, of record or beneficially, any other equity interest in the Company or that could require the Shareholder to sell, transfer, or otherwise dispose of any equity interest in the Company (other than this Agreement) other than as set forth in Exhibit A. The Shareholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any Company Stock. There is no litigation, claim, proceeding or governmental investigation pending or threatened against the Shareholder which seeks to delay or prevent the consummation of, or which would be reasonably likely to adversely affect the Shareholder’s ability to consummate, the Acquisition. Upon transferring of the Company’s shares at the Closing Date, Purchaser obtains good and valid title to such shares, legally and beneficially

3.4 Claims Against the Company. The Shareholder does not have any claims against the Company other than rights or claims arising with respect to the Shareholder’s ownership of the Company Stock.

3.5 Termination of Rights to Purchase Securities. By execution of this Agreement, each Shareholder hereby permanently and irrevocably terminates any interest or right that such Shareholder has in, or to acquire, any security of the Company, effective as of the Closing.

3.6 Securities Act. The SPI Stock are being acquired for investment only and not with a view to any public distribution thereof in violation of any of the registration requirements of the Securities Act.

3.6 Disclosure of Information. Each Shareholder has received and/or have had full access to a copy of all reports, registration statements, prospectuses and other information required to be filed by SPI (the “SEC Filings”) with the Securities and Exchange Commission pursuant to the Exchange Act of 1934, as amended, and the Securities Act of 1933, as amended (the “Securities Act”). Each Shareholder has received or has had full access to all the

Acquisition and Stock Purchase Agreement

information it considers necessary or appropriate to make an informed investment decision with respect to the SPI Shares to be issued by SPI to each Shareholder under this Agreement. Each Shareholder further has had an opportunity to ask questions and receive answers from Purchaser on the terms and conditions of the offering of the SPI Shares and to obtain additional information necessary to make its investment decision.

3.7 Investment Experience. Each Shareholder understands that the purchase of the SPI Shares involves substantial risk. Each Shareholder (i) has experience as an investor in securities of companies such as Purchaser, (ii) acknowledges that each Shareholder is able to fend for himself, (iii) can bear the economic risk of Shareholder’s investment in the SPI Shares and (iv) has such knowledge and experience in financial or business matters that each Shareholder is capable of evaluating the merits and risks of this investment in the SPI Shares and protecting its own interests in connection with this investment.

3.8 Legend.

(a) It is understood that any certificates evidencing the SPI Shares will bear the legend set forth below:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN OFFERED AND SOLD IN AN “OFFSHORE TRANSACTION” IN RELIANCE UPON REGULATION S AS PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION. ACCORDINGLY, THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) AND MAY NOT BE TRANSFERRED OTHER THAN IN ACCORDANCE WITH REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

(b) The legend set forth in paragraph (a) shall, upon the request of Shareholder, be promptly removed by SPI from any certificate evidencing the SPI Shares upon delivery to SPI of an opinion of counsel to Shareholder, reasonably satisfactory to SPI, that the legended security can be freely transferred without a registration statement being in effect under the Securities Act.

3.9 Compliance With Laws. Each Shareholder has satisfied the laws of each SPI Shareholder’s jurisdiction in connection with the Acquisition, including (i) the legal requirements within the jurisdiction for the purchase of the SPI Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase or holding of the SPI Shares.

3.10 Regulation S. Each Shareholder is not a United States person (as defined in Regulation S of the Securities Act) (a “U.S. Person”), and in order to establish the basis for an exemption for the offer and sale of the SPI Shares under Regulation S promulgated under the Securities Act for offshore transactions with non-U.S. Persons, each Shareholder makes the representations, warranties and acknowledgements set forth on Exhibit B attached hereto.

Acquisition and Stock Purchase Agreement

3.11 Married Shareholders. All of the Shareholders who are not married in regime of separate marital property (“separazione dei beni”) with their respective spouses, for the purposes and effect of Sec. 215 et seq. of the Italian Civil Code, have provided notarized powers of attorney from their spouses.

4.	Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to each Shareholder that each of the representations and warranties set forth below is true and correct in all respects as of the Closing. As used in this Section 4, the term “Knowledge” shall mean, with respect to Purchaser, actual knowledge upon reasonable investigation of any officer of Purchaser. As used in this Section 4, “Material Adverse Effect” shall mean, with respect to the business of Purchaser, as the case may be, any substantial adverse effect or change in the business, including the operations, properties, prospects, financial condition, or results of operations of the business, taken as a whole.

4.1 Organization, Good Standing and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted.

4.2 Authority and Enforceability. Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The board of directors of the Purchaser have duly approved this Agreement and have duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. To the Knowledge of the Purchaser, no additional corporate proceedings on behalf of either Purchaser is necessary to approve this Agreement or the consummation of the Acquisition. This Agreement constitutes the valid and legally binding obligation of Purchaser enforceable in accordance with its terms and conditions, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3 Compliance with Instruments. Purchaser is not in violation or default of any provisions of its respective Articles of Incorporation or Bylaws or in violation or default in any material respect of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound or of any material provision of federal or state statute, rule or regulation applicable to such representing party. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not result in any such material violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such provision, instrument, judgment, order, writ, decree or contract or an event which results in the creation of any material lien, charge or Encumbrance upon any assets of Purchaser.

4.4 Broker’s Fees. Purchaser has no liability or obligation to pay any fees, commissions or expenses to any broker, finder, or agent with respect to the Acquisition.

4.5 Disclosure. The representations and warranties contained in this Section 4 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 4 not misleading.

Acquisition and Stock Purchase Agreement

5.	Conditions to Closing

5.1 Conditions of the Shareholders to Closing. The obligations of each Shareholder under this Agreement are subject to (i) the representations and warranties of Purchaser contained in Section 4 being true and correct as of the Closing, unless otherwise waived by the Shareholder, (ii) Purchaser having duly authorized and entered into the Agreement, (iii) Purchaser entering into that certain employment agreement with Prete (the “Prete Employment Agreement”); (iv) Purchaser entering into that certain consulting agreement with Truglio (the “Consulting Agreement”); and (v) Purchaser shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required by this Agreement to be performed or complied with by it on or prior to the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

5.2 Conditions of Purchaser and Parent to Closing. The obligations of Purchaser under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived in writing by Purchaser:

(a) Representations and Warranties. The representations and warranties of the Company and each Shareholder contained in Sections 2 and 3 shall be true and correct at the Closing.

(b) Sale of All Company Stock. All of the Shareholders shall have tendered all of their Company Stock to Purchaser for purchase and shall have executed this Agreement.

(c) No Material Adverse Change. Between the date of the Balance Sheet and the Closing, there shall have occurred no event that is reasonably likely to have a Material Adverse Effect (as defined in Section 2) on the Company.

(d) Securities. The Company shall have terminated any and all agreements, arrangements or plans relating to its equity securities, and all such agreements, arrangements and plans shall be of no further force and effect and there shall be no rights or obligations outstanding under any such agreements, arrangements or plans.

(e) Directors; Officers. Except as otherwise specified in writing by the Purchaser to the Company, all of the Company’s directors and officers shall have resigned and such resignations shall be effective as of the Closing.

(f) Options and Warrants. All options, warrants or other rights to purchase Company stock or other securities of the Company shall have either been terminated or exercised for shares of Company Stock. All Company option plans or other incentive plans shall have been terminated.

(g) Exemption from Registration. The offer and sale of the SPI Shares in the Acquisition shall be qualified or exempt from registration or qualification under all applicable United States federal and state securities laws.

(h) Ancillary Agreements. Prete shall have entered into the Prete Employment Agreement and Truglio shall have entered into the Consulting Agreement.

Acquisition and Stock Purchase Agreement

(i) Due Diligence. SPI shall have completed its due diligence in its full satisfaction and in its sole discretion of the Company. If, as a result of the limited legal due diligence exercise to be conducted after closing or/and the contents of the Disclosure Supplements, liabilities arise in an amount exceeding Euro 500,000 (five-hundred-thousand), the Shareholders shall proportionally reimburse the Purchaser of said amount of Euro 500,000 (five-hundred-thousand), safe in any case the recovery of any damages.

(j) Working Capital. The working capital of the Company at the Closing shall be at least €1,000,000 calculated in accordance with GAAP.

(k) Regulatory Approvals. Each SPI Shareholder shall have obtained all material required governmental, foreign exchange and regulatory approvals or consents in its jurisdiction of organization that are required under the laws of its jurisdiction of organization in order for such SPI Shareholder to purchase the SPI Shares as contemplated by this Agreement.

(l) Company Approval. The board of directors and the shareholders of the Company has duly approved this Agreement and has duly authorized the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

6.	Covenants.

6.1 Insurance. The Company shall keep, or cause to be kept, all insurance policies set forth in Schedule 2.17 of the Company Disclosure Letter, or suitable

6.2 Public Announcements. None of the Parties will issue any press release or make any statement or disclosure to any third party (whether or not in response to an inquiry) regarding the existence of this Agreement or its terms, except as may be required by law, without prior written approval of Purchaser.

6.3 Non-Competition; Non-Solicitation.

(a) Each of Prete and LDK, for a period of two (2) years commencing on the Closing , and Truglio, for a period of one (1) year commencing on the Closing, (both the two years and the one year period above jointly indicated as the “Restricted Period”) - without limiting the generality of this covenant also in conformity with Section 2557 of the Italian Civil Code - shall not, and shall not permit any of its affiliates to, directly or indirectly, (i) engage in or assist others in engaging in the business of the Company in the European Union (the “Territory”); (ii) have an interest in any Person that engages directly or indirectly in the business of the Company in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Company and customers or suppliers of the Company. With respect to Truglio and for the purpose of this paragraph a) of the Non-Competition clause, it is expressly agreed that the Business of the Company shall be intended as EPC (Engineering, Procurement and Construction) activity related to solar power plants having a capacity of at least 20KW. Notwithstanding the foregoing, each of the Shareholders may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b) During the Restricted Period, each of the Shareholders shall not, and shall not

Acquisition and Stock Purchase Agreement

permit any of its affiliates to, directly or indirectly, hire or solicit any employee of the Company or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees.

(c) During the Restricted Period, each of the Shareholders shall not, and shall not permit any of its affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Company or potential clients or customers of the Company for purposes of diverting their business or services from the Company.

(d) Each of the Shareholders acknowledge that a breach or threatened breach of this Section 6.3 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by each of the Shareholders of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e) Each of the Shareholders acknowledge that the restrictions contained in this Section 6.3 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.3 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law. The covenants contained in this Section 6.4 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

6.4 Releases of Shareholders.

(a) Effective upon the Closing, each of the Shareholders, for such Shareholder and such Shareholder’s predecessors, successors, personal representatives and assigns (the “Releasors”), hereby irrevocably releases and forever discharges the Company and Purchaser, and the Company’s and Purchaser’s past, present and future officers, directors, employees, agents, stockholders, partners, managers, successors, representatives, assigns and affiliates (other than the Shareholders) (the “Releasees”), as the case may be, from (i) any and all claims, liabilities, costs, expenses, rights, causes of action, suits, litigation, proceedings, arbitrations, demands, however arising, whether at law or equity, actual or contingent, known or unknown arising solely out of, or relating solely to, the Shareholder’s ownership (direct or indirect) of any debt or equity interests in the Company (including, without limitation, the Company Stock) and (ii) any and all obligations, whether previously or now existing, up to and through the Closing, which the Company may have to, or have incurred for the benefit or on behalf of, any Releasor, whether pursuant to law, contract (including without limitation any shareholders agreement between the Shareholders), provision of the Company’s charter documents or otherwise, arising solely out of, or relating solely to, the Releasors’ ownership

Acquisition and Stock Purchase Agreement

(direct or indirect) of any debt or equity interests in the Company (including, without limitation, the Company Stock); provided, that this release shall not extend to claims or obligations arising out of, or relating to this Agreement.

(b) Each Shareholder hereby acknowledges and agrees that the consideration received by each of them for the execution and delivery of this Agreement, including without limitation the consideration received by the Shareholders for the Company Stock, was fully negotiated and bargained for and constitutes full and fair consideration for the agreements and releases by each of them set forth in this Agreement.

(c) Each Shareholder hereby confirms that such party (i) has carefully read the provisions of this Section 6.4, (ii) has reviewed such provisions with such party’s respective attorneys and has consulted therewith regarding such party’s rights and obligations hereunder, and (iii) has had ample and sufficient opportunity to consider the terms of this Section 6.4 without duress or coercion. Accordingly, each Releasor forever waives all rights to assert that the release contained in this Section 6.4 was the result of a mistake in law or in fact or to assert that any or all of the legal theories or factual assumptions used for negotiating purposes are for any reason inaccurate or inappropriate.

6.5 Releases of Prete and Truglio against LDK.

(a) Effective upon the Closing, each of Prete and Truglio (the “Releasors”), hereby irrevocably releases and forever discharges LDK and its past, present and future officers, directors, employees, agents, stockholders, partners, managers, successors, representatives, assigns and affiliates (the “Releasees”), as the case may be, from any and all claims, liabilities, costs, expenses, rights, causes of action, suits, litigation, proceedings, arbitrations, demands, however arising, whether at law or equity, actual or contingent, known or unknown arising solely out of, or relating solely to, any and all obligations, whether previously or now existing, up to and through the Closing, which LDK may have to, or have incurred for the benefit or on behalf of, any Releasor; provided, that this release shall not extend to claims or obligations arising out of, or relating to this Agreement.

(b) Each Shareholder hereby acknowledges and agrees that the consideration received by each of them for the execution and delivery of this Agreement, including without limitation the consideration received by the Shareholders for the Company Stock, was fully negotiated and bargained for and constitutes full and fair consideration for the agreements and releases by each of them set forth in this Agreement.

(c) Each Shareholder hereby confirms that such party (i) has carefully read the provisions of this Section 6.5, (ii) has reviewed such provisions with such party’s respective attorneys and has consulted therewith regarding such party’s rights and obligations hereunder, and (iii) has had ample and sufficient opportunity to consider the terms of this Section 6.5 without duress or coercion. Accordingly, each Releasor forever waives all rights to assert that the release contained in this Section 6.5 was the result of a mistake in law or in fact or to assert that any or all of the legal theories or factual assumptions used for negotiating purposes are for any reason inaccurate or inappropriate.

6.6 Further Action. Before and after the Closing, each of Purchaser and the Shareholders agrees promptly to take all such reasonable and lawful actions as may be necessary or desirable to effect the Acquisition in accordance with this Agreement, including without limitation the execution of such further instruments of conveyance and transfer and additional action as Purchaser may reasonably request to effect, consummate, confirm or evidence the transfer to Purchaser of the Company Stock and any other transactions contemplated hereby.

Acquisition and Stock Purchase Agreement

Within 40 days as from the Closing Date, Shareholders will provide Purchaser with the following certificates, which contents shall be satisfactory to Purchaser and not in conflict with any information provided by the Shareholders:

1) the certificates, issued by the competent Courts or other judicial Authorities, listing any pending legal proceedings or insolvency procedures against the Company;

2) the certificate concerning the Company’s tax liabilities pursuant to Article 14 of Legislative Decree no. 472/1997, as amended, duly issued by the relevant Tax Office (hereinafter, the “Tax Certificate”);

3) an updated list of work in progress existing at the Closing Date

6.7 Specific Performance. Each Shareholder acknowledges that the Company’s business is unique and recognizes and affirms that in the event of a breach of this Agreement by such Shareholder, money damages may be inadequate and Purchaser may have no adequate remedy at law. Accordingly, each Shareholder agrees that Purchaser shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and such Shareholder’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief.

7.	Indemnification

7.1 Survival of Representations and Warranties. All representations and warranties in this Agreement and any other certificate or document delivered pursuant to this Agreement shall survive for eighteen (18) months following the Closing; provided, that the representations and warranties in Section 2.3 (Capitalization) shall survive the Closing indefinitely, and the representations and warranties in Sections 2.7 (Financial Statements), 2.11 (Environmental Laws and Regulations), 2.12 (Taxes), 2.17 (Litigation) and 2.18 (Employees) shall survive the Closing and continue in full force and effect until expiration of any applicable statute of limitation or audit and examination period. Notwithstanding anything in the foregoing to the contrary, any claim relating to fraud or willful misconduct shall also survive the Closing indefinitely. All covenants and obligations contained in this Agreement shall survive the Closing until all obligations with respect thereto have been performed or until they have expired in accordance with their respective terms. The right to indemnification, setoff, payment of Damages (as defined in this Section 7) or other remedy based on any representations, warranties, covenants, and obligations will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or at the Closing, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant, or obligation.

7.2 Indemnification by the Shareholders. Subject to the limitations set forth in this Agreement, each Shareholder shall severally, and not jointly, indemnify Purchaser, and the Company and each of their respective officers, directors, stockholders, employees, agents, representatives, affiliates, successors and assigns and hold each of them harmless from and against and pay on behalf of or reimburse such party in respect of any damage, liability, demand, claim, action, cause of action, cost, damage, diminution in value, deficiency, tax, penalty, fine or other loss or expense, whether or not arising out of a third party claim, including all interest,

Acquisition and Stock Purchase Agreement

penalties, reasonable attorneys’ fees and expenses and all amounts paid or incurred in connection with any action, demand, proceeding, investigation or claim by any third party (including any governmental entity or any department, agency or political subdivision thereof) ( “Damages”) against or affecting such party or which, if determined adversely to such party, would give rise to, evidence the existence of, or relate to, any other Damages and the investigation, defense or settlement of any of the foregoing Damages which such party may suffer, sustain or become subject to, as a result of or relating to:

(a) the breach of any representation or warranty made by the Company or any Shareholder contained in this Agreement with respect thereto in connection with the Closing if such breach is not cured within fifteen (15) days of such notice; or

(b) the breach of any covenant or agreement made by the Company (if such covenant or agreement is to be performed at or prior to the Closing) or any Shareholder contained in this Agreement with respect thereto in connection with the Closing if such breach is not cured within fifteen (15) days of such notice.

Purchaser’s remedy for any indemnification of Damages hereunder may be satisfied by proceeding against the indemnifying party or parties for all or any portion of any such Damages or pursuant to the terms of Section 7.4, or both.

7.3 Procedure for Indemnification.

(a) If a party hereto seeks indemnification under this Section 7, such party (the “Indemnified Party”) shall give written notice to the other party (the “Indemnifying Party”) after receiving written notice of any action, lawsuit, proceeding, investigation or other claim against it (if by a third party) or discovering the liability, obligation or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable), whether insurance may be available (if known), and the basis thereof; provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its or his obligations hereunder except to the extent such failure shall have harmed the Indemnifying Party. In that regard, if any action, lawsuit, proceeding, investigation or other claim shall be brought or asserted by any third party which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Section 7, the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing, specifying in detail the basis of such claim and the facts pertaining thereto and the Indemnifying Party shall be entitled to notify any applicable insurer and to control (subject to the rights of such insurer) the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to the Indemnified Party’s claim for indemnification at its expense with reputable counsel reasonably acceptable to the Indemnified Party; provided that, as a condition precedent to the Indemnifying Party’s right to assume control of such defense, it must first agree to be fully responsible for all Damages relating to such claims and that it will provide full indemnification to the Indemnified Party for all Damages (to the extent not reimbursed by insurance) relating to such claim; and provided further that the Indemnifying Party shall not have the right to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the claim over which the Indemnifying Party seeks to assume control (i) seeks non-monetary relief, (ii) involves criminal or quasi-criminal allegations, or (iii) involves a claim which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend.

Acquisition and Stock Purchase Agreement

(b) If the Indemnifying Party is permitted to assume and control the defense and elects to do so, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, subject to the control of the Indemnifying Party, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party unless (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, or (ii) a conflict of interest between the Indemnifying Party and the Indemnified Party.

(c) If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of a claim or ceasing to defend such claim, if pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly unconditionally release the Indemnified Party from all liabilities and obligations with respect to such claim, without prejudice. If the Indemnified Party shall control the defense of any such claim, the Indemnified Party shall obtain the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld) before entering into any settlement of a claim or ceasing to defend such claim, if the Indemnifying Party is a named defendant in such claim and pursuant to or as a result of such settlement or cessation, injunction or other equitable relief will be imposed against the Indemnifying Party or if such settlement does not expressly unconditionally release the Indemnifying Party from all liabilities and obligations with respect to such claim, without prejudice.

7.4 Payments. Any payment pursuant to a claim for indemnification shall be made not later than thirty (30) days after receipt by the Indemnifying Party of written notice from the Indemnified Party stating the amount of the claim, unless the claim is subject to defense as provided hereunder, in which case payment shall be made not later than ten (10) days after the amount of the claim is finally determined. Any payment required under this Section 7 which is not made when due shall bear interest at a rate equal to five percent (5%) per annum for each day until paid.

8.	Reserved.

9.	Miscellaneous

9.1 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto by operation of law or otherwise without the prior written consent of Purchaser and the Shareholders; provided, that Purchaser, in its sole discretion, may assign all or any portion of its rights, interests and obligations hereunder to any affiliate of Purchaser if such assignee assumes and agrees in writing with the Shareholders to perform all of Purchaser’s obligations hereunder. This Agreement shall be binding upon and inure to the benefit of successors and assigns of the parties hereto.

9.2 Modifications, Amendments and Waivers. Except as expressly provided herein, neither this Agreement nor any term hereof may be modified, amended, waived or supplemented other than by a written instrument referencing this Agreement and signed by Purchaser and each of the Shareholders. Any such modification, amendment, waiver or supplement effected in accordance with this Section 9.2 shall be binding upon each Shareholder. The conditions to each party’s obligations to consummate the Acquisition are for the sole benefit

Acquisition and Stock Purchase Agreement

of such party and may be waived by such party in whole or in part to the extent permitted by law in a writing signed by such party or by closing with actual knowledge that a condition to the Closing has not been satisfied; provided, however, that any such waiver of a condition of the Closing shall not be deemed a waiver of any other right or remedy of any party, including without limitation in respect of misrepresentations, breaches of warranty or covenant, or any right to indemnification. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

9.3 Administrative law. The Company has obtained all governmental and or local approvals, authorizations, permits or licenses which are required or necessary for the lawful conduct of its business.

9.4 Product liability. In all its processes the Company adopts the highest level of diligence and makes use of the highest known available scientific and technologic standards for the activities carried out pursuant to its corporate purpose. There are no actions, suits or proceedings pending or threatened against the Company in connection with the products sold by it or which are likely to be started against it. There are no liabilities with regard to warranties given in relation to products of the Company supplied to customers prior to the execution of this Agreement.

9.5 Data protection. The Company has complied with all requirements provided by and Legislative Decree no. 196 of June 30, 2003, and subsequent amendments and adopts all necessary measures in order to comply with the said requirements.

9.6 Governing Law. Jurisdiction. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the Republic of Italy, without giving effect to principles of conflicts of law. Any dispute which may arise under this Agreement, or which is in any way connected with it, shall be decided and settled with exclusive jurisdiction by the Court of Milan (Tribunale di Milano).

9.7 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. Delivery of an executed signature page to this Agreement by facsimile transmission shall be effective as delivery of a manually signed counterpart hereof or thereof.

9.8 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.9 Notices. All notices, requests, claims, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified as follows:

If to Purchaser:	Solar Power, Inc.

2240 Douglas Blvd, Suite 200

Roseville, California 95661

Attention: Chief Financial Officer

Telephone: (800) 548-8767

Facsimile: (916) 770-8199

Acquisition and Stock Purchase Agreement

with a copy (which shall not constitute notice) to:

Weintraub Genshlea Chediak Tobin & Tobin

400 Capitol Mall, Suite 11000

Sacramento, CA 95814-4428

Attention: David Adams

Telephone: (916) 558-6028

Facsimile: (916) 446-1611

If to a Shareholder:	to the address set forth on such Shareholder’s signature page.

If to the Company:	Solar Green Technology

Via Procaccini 48

20154 Milano, Italy

Attention:

Telephone:

Facsimile:

9.10 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

9.11 Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement, and any and all other written or oral agreements existing between the parties are expressly canceled.

[remainder of this page intentionally blank - signature pages follow]

Acquisition and Stock Purchase Agreement

The parties have executed this Acquisition and Stock Purchase Agreement as of the date first written above.

SHAREHOLDERS:

ANGELO PRETE

/s/ Angelo Prete

Address:	[redacted]

GIUSEPPE TRUGLIO

/s/ Guiseppe Truglio

Address:	[redacted]

LDK SOLAR EUROPE HOLDING S.A.

/s/ Paolo Giacometti
Name:	Paolo Giacometti
Title:	Proxy holder

Address:	[redacted]

THE PURCHASER:

SOLAR POWER, INC.

/s/ Jim Pekarsky
Name: Jim Pekarsky
Title: Chief Financial Officer

THE COMPANY:

SOLAR GREEN TECHNOLOGY

/s/ Angelo Prete
Name: Angelo Prete
Title: Managing Director

Acquisition and Stock Purchase Agreement

Pursuant to Sections 1341 and 1342 of the Italian Civil Code, the Parties expressly approve the following provisions of this ACQUISITION AND STOCK PURCHASE AGREEMENT: Article 2 (Representations and Warranties of the Company and the Shareholders); Article 3 (Representations and Warranties of each Shareholder); Article 4 (Representations and Warranties of Purchaser); Article 6 (Covenants), Article 6.1 (Insurance); Article 6.3 (Non-Competition; Non-Solicitation); Article 6.4 (Releases of Shareholders); Article 6.5 (Releases of Prete and Truglio against LDK); Article 6.7 (Specific Performance); Article 7 (Indemnification), Article 7.1 (Survival of Representations and Warranties); Article 7.2 (Indemnification by the Shareholders); Article 7.3 (Procedure for Indemnifications); Article 7.4 (Payments); Article 9 (Miscellaneous); Article 9.1 (Assignment); Article 9.2 (Modifications, Amendments and Waivers); Article 9.4 (Product Liability); Article 9.6 (Governing Law. Jurisdiction); Article 9.10 (Severability); Article 9.11 (Entire Agreement).

THE PURCHASER:		SHAREHOLDERS:
SOLAR POWER, INC.		ANGELO PRETE

/s/ Jim Pekarsky		/s/ Angelo Prete
Name: Jim Pekarsky
Title: Chief Financial Officer		Address:	[redacted]

THE COMPANY:
SOLAR GREEN TECHNOLOGY		GIUSEPPE TRUGLIO

/s/ Angelo Prete		/s/ Guiseppe Truglio
Name: Angelo Prete Title: Managing Director
		Address:	[redacted]

Address:	[redacted]

LDK SOLAR EUROPE HOLDING S.A.

/s/ Paolo Giacometti
Name: Paolo Giacometti
Title: Proxy holder

		Address:	[redacted]

Acquisition and Stock Purchase Agreement

EXHIBIT A

SHAREHOLDERS

SHAREHOLDER	NUMBER OF SHARES OWNED
LDK SOLAR EUROPE HOLDING S.A.	700,000, CLASS A
ANGELO PRETE	150,000, CLASS B
GIUSEPPE TRUGLIO	150,000, CLASS B

Acquisition and Stock Purchase Agreement

EXHIBIT B

REGULATION S REPRESENTATIONS

(a) SPI Shareholder understands and acknowledges that (A) the SPI Shares are being sold in reliance upon an exemption from registration afforded by Regulation S promulgated under the Securities Act (or other applicable exemption from the registration requirements under the Securities Act), and that such SPI Shares have not been registered with any state securities commission or authority; and (B) pursuant to the requirements of Regulation S, the SPI Shares may not be transferred, sold or otherwise exchanged, unless in compliance with the provisions of Regulation S and/or pursuant to registration under the Securities Act, or pursuant to another available exemption thereunder.

(b) SPI Shareholder is not a U.S. Person (as defined under Regulation S) and is not acquiring the SPI Shares of for the account of any U.S. Person; and SPI Shareholder is not otherwise deemed to be a “U.S. Person” within the meaning of Regulation S.

(c) The offer leading to the sale evidenced hereby was made in an “offshore transaction.” For purposes of Regulation S, SPI Shareholder understands that an “offshore transaction” as defined under Regulation S is any offer or sale not made to a person in the United States and either (A) at the time the buy order is originated, the purchaser is outside the United States, or the seller or any person acting on his/her behalf reasonably believes that the purchaser is outside the United States; or (B) for purposes of (1) Rule 903 of Regulation S, the transaction is executed in, or on or through a physical trading floor of an established foreign exchange that is located outside the United States or (2) Rule 904 of Regulation S, the transaction is executed in, on or through the facilities of a designated offshore securities market, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the U.S.

(d) Neither SPI Shareholder, nor any affiliate or any Person acting on SPI Shareholder’s behalf, has made or is aware of any “directed selling efforts” in the United States, which is defined in Regulation S to be any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the SPI Shares being purchased hereby.

(e) SPI Shareholder understands that SPI is the seller of the SPI Shares, and that, for purpose of Regulation S, a “distributor” is any underwriter, dealer or other person who participates, pursuant to a contractual arrangement, in the distribution of securities offered or sold in reliance on Regulation S and that an “affiliate” is any partner, officer, director or any person directly or indirectly controlling, controlled by or under common control with any person in question. SPI Shareholder agrees that he/she will not, during the Restricted Period set forth under Rule 903(b)(iii)(A), act as a distributor, either directly or through any affiliate, nor shall he/she sell, transfer, hypothecate or otherwise convey the SPI Shares other than to a non-U.S. Person.

(f) SPI Shareholder is purchasing the SPI Shares for its own account and risk and not for the account or benefit of a U.S. Person (as defined in Regulation S) and no other person has any interest in or participation in the SPI Shares or any right, option, security interest, pledge or other interest in or to the SPI Shares.

Acquisition and Stock Purchase Agreement

(g) SPI Shareholder will, after the expiration of the Restricted Period, as set forth under Regulation S Rule 903(b)(3)(iii)(A), offer, sell, pledge or otherwise transfer the SPI Shares only in accordance with Regulation S, or pursuant to an available exemption under the Securities Act and, in any case, in accordance with applicable state securities laws. The transactions contemplated by this Agreement have neither been pre-arranged with a purchaser who is in the U.S. or who is a U.S. Person, nor are they part of a plan or scheme to evade the registration provisions of the United States federal securities laws.

Acquisition and Stock Purchase Agreement